OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TPEG Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2102 E State Hwy 114, Suite 300
(No. and Street)

Southlake	TX	76092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lauren Trousdale	615-513-6290	ltrousdale@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel S. Meader_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TPEG Securities, LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Member

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TPEG Securities, LLC

Statement of Financial Condition
For the Year Ended December 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement...

   Statement of Financial Condition 2

   Notes to Financial Statement 3



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
TPEG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Company revised its previously issued financial statements and related regulatory schedules as of and for the year ended December 31, 2025 to reflect additional information relating to a FINRA Acceptance, Waiver and Consent matter and the regulatory treatment of an affiliate guarantee in the computation of net capital and aggregate indebtedness. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as TPEG Securities, LLC's auditor since 2025.

Celeste, Texas
June 19, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

TPEG Securities, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Assets
Cash $ 366,571
Accounts receivable 12,500

Total Assets $ 379,071

LIABILITIES AND MEMBERS' EQUITY

Liabilities
Accounts payable and accrued expenses $ 243,908

Total liabilities $ 243,908

Members' Equity $ 135,163

Total Liabilities and Members' Equity $ 379,071

The accompanying notes are an integral part of this financial statement.

TPEG Securities, LLC
Notes to Financial Statement
For the Year Ended December 31, 2025

Note 1. Description of Business

TPEG Securities, LLC (the "Company") is a limited liability company organized in the State of Texas in October 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company's operations consist primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company's customers are primarily individuals located throughout the United States.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to private placements of securities and merger and acquisition transactions.

Note 2. Summary of Significant Accounting Policies

Use of Estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which consists primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 2. Summary of Significant Accounting Policies, continued

Accounts Receivable
Accounts receivable consists primarily of amounts due from issuers for private placement commissions. Receivables are generally unsecured, short-term in nature, and are stated at the amounts management expects to collect.

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. During the year, the Company recorded a provision for credit losses of $466,227 related to specific receivable balances identified as uncollectible. As of December 31, 2025, remaining receivables primarily relate to recent transactions for which collection is expected; therefore, no material allowance for credit losses was deemed necessary at year-end.

Revenue Recognition
Significant Judgments
Revenue from contracts includes private placement commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2. Summary of Significant Accounting Policies, continued

Private Placement Commissions
The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. The Company earns commissions that are generally calculated as a percentage of the gross proceeds raised. In certain offerings, the Company's commission percentage may vary based on the specific terms of the arrangement and final capital raised, and may differ from standard fee arrangements. As such, the transaction price includes variable consideration, which is not recognized until it is probable that a significant reversal will not occur. The Company recognizes revenue upon the closing of the offering when the final transaction fee is determinable based on actual subscription proceeds. No revenue is recognized prior to the closing of the offering, as the Company's entitlement to commissions is contingent upon the successful completion of the transaction.

Income Taxes
The Company is organized as a limited liability company and is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

Note 3. Related Party Transactions

The Company operates under common ownership with certain affiliated entities, including investment sponsors and a registered investment advisor (collectively, the "Affiliates"), which are controlled by the Company's members. These Affiliates sponsor, manage, and/or advise private investment funds and other investment vehicles (the "Funds"). The Company acts as a placement agent in connection with the offering of interests in these Funds and earns commissions and other transaction-based compensation upon the successful placement of investor subscriptions. Substantially all offerings distributed by the Company are sponsored or managed by Affiliates. Due to the common ownership and control, these transactions may not be conducted on terms equivalent to those that would prevail in arm's-length transactions.

The Company has an expense sharing agreement with a related party company effective January 1, 2023 for a term ending December 31, 2030. The expense sharing agreement calls for monthly payments totaling $6,500. Total amount incurred during the year ended December 31, 2025 was $78,000, of which $12,000 is included in commissions and support staff, $54,000 is included in occupancy and equipment, and $12,000 is included in technology and communication in the accompanying statement of operations.

TPEG Securities, LLC
Notes to Financial Statement
For the Year Ended December 31, 2025

Note 3. Related Party Transactions, continued

For each deal that closes, the Company pays a transaction fee on the total equity raised to this related party. The fee is determined on a deal-by-deal basis and may vary depending on factors such as the size and complexity of the transaction, the level of involvement and services provided by the related party, and overall economics of the offering. The transaction fee is subject to a maximum of 10% of gross proceeds raised. Management evaluates the reasonableness of such fees for each transaction and believes the amounts are consistent with the services performed. The transaction fee totaled $2,273,125 for the year ended December 31, 2025.

Commissions are paid to the members of the Company based on the total funds they secure for each deal. For the year ended December 31, 2025, the total commissions earned by members totaled $1,024,568, which is included in commissions and support staff in the accompanying statement of operations.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had negative net capital of $119,884 and was required to maintain minimum net capital of $32,430. Accordingly, the Company had a net capital deficiency of $152,314 as of December 31, 2025. Because the Company had negative net capital at December 31, 2025, the aggregate indebtedness-to-net capital ratio prescribed by Rule 15c3-1 was not applicable.

As discussed in Note 8, subsequent to the issuance of the Company's original financial statements, additional information became available regarding a FINRA Acceptance, Waiver and Consent ("AWC") matter and the application of Rule 15c3-1c(d) under the Securities Exchange Act of 1934 to an affiliate guarantee. As a result, the Company revised its financial statements and regulatory schedules to record a $175,000 liability and to reflect a $242,547 reduction of net capital and corresponding increase in aggregate indebtedness associated with the guarantee of an affiliate obligation. These revisions resulted in the net capital deficiency described above.

Note 4. Net Capital Requirements, continued

During March 2026, FINRA communicated its interpretation of the Settlement Agreement discussed in Note 8 and the effect of that interpretation on the Company's net capital computation. In response, the Company submitted a notice of net capital deficiency to the SEC and other applicable regulatory authorities on March 20, 2026 in accordance with Rule 17a-11 under the Securities Exchange Act of 1934. Also, during March 2026, the Company's members made capital contributions totaling $220,000 to support the Company's regulatory capital position. As of March 19, 2026, the Company had restored compliance with the net capital requirements of Rule 15c3-1 and remained in compliance thereafter.

Note 5. Concentration of Credit Risk

At various times during the year the Company maintains cash balances in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2025, there was $116,571 of uninsured cash.

Note 6. Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company had one pending arbitration claim filed against it at December 31, 2025. The nature of the claim is related to the Company's activities in the securities industry. The Company accrues loss contingency provisions and takes a charge to income when losses are probable and reasonably estimable. The Company has accrued $10,000 related to this matter at December 31, 2025, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition. The claim seeks damages in excess of the amount accrued; however, management believes the recorded amount represents a reasonable estimate of potential loss and related costs.

Note 7. Settlement Agreement

On October 1, 2024, the Company, together with certain affiliated entities and a member of the Company, entered into a Compromise, Settlement, Release and Indemnity Agreement (the "Settlement Agreement") with a customer in connection with the customer's investments in certain affiliated investment entities. Pursuant to the Settlement Agreement, the parties collectively agreed to ensure that the customer receives aggregate payments totaling $448,547 through December 31, 2027.

Note 7. Settlement Agreement, continued

The settlement payments arise from the member's repurchase of the customer's interests in the affiliated entities. As of December 31, 2025, the member has made payments totaling $206,679 under the Settlement Agreement, leaving $242,547 remaining to be paid in accordance with the contractual payment schedule. Consistent with the structure of the arrangement and historical practice in similar settlements, such payments are expected to be funded by the member or affiliated entities and are not expected to be funded by the Company. The Company does not receive any economic benefit from the repurchase of the customer's interests and is not the primary obligor with respect to the settlement payments. Based on its evaluation of the contractual terms and the economic substance of the arrangement, management has concluded that the Company does not have a present obligation to fund the settlement payments.

Management further concluded that the arrangement does not require recognition of a liability under ASC 460 and that the likelihood of the Company being required to fund any portion of the remaining settlement payments is remote.

As discussed in Note 8, subsequent to the issuance of the Company's original financial statements, FINRA communicated an interpretation of Rule 15c3-1c(d) under the Securities Exchange Act of 1934 requiring the remaining amount subject to the Settlement Agreement to be reflected as a reduction of net capital and as an addition to aggregate indebtedness for regulatory purposes. Management considered this interpretation in connection with the revision of the Company's regulatory schedules. The regulatory treatment did not affect management's conclusions regarding recognition or disclosure of a liability under U.S. generally accepted accounting principles.

Note 8. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company's financial statements as of and for the year ended December 31, 2025, additional information became available relating to certain matters existing as of December 31, 2025. As a result, management determined that the previously issued financial statements and related regulatory schedules should be revised.

During 2026, the Company received additional information relating to an Acceptance, Waiver and Consent ("AWC") matter with the Financial Industry Regulatory Authority ("FINRA"). Based upon information that became available subsequent to issuance of the original financial statements, management concluded that the obligation associated with the AWC represented a condition existing as of December 31, 2025. Accordingly, the Company recorded a liability of $175,000 as of December 31, 2025, which is included in Accounts Payable and Accrued Expenses in the accompanying Statement of Financial Condition and Regulatory Fees in the accompanying Statement of Operations.

Note 8. Restatement of Previously Issued Financial Statements, continued

In addition, during discussions with FINRA, the Company became aware of an interpretation of Rule 15c3-1c(d) under the Securities Exchange Act of 1934 requiring guarantees of obligations or liabilities of affiliates or subsidiaries to be reflected in the computation of net capital and/or aggregate indebtedness. As of December 31, 2025, the Company was a guarantor of the remaining balance due under a settlement obligation of an affiliate in the amount of $242,547. Accordingly, the Company revised its computation of net capital to reflect the guaranteed amount as both a reduction of net capital and an addition to aggregate indebtedness.

The revision related to the affiliate guarantee did not affect the Company's statement of financial condition, statement of income, statement of changes in member's equity, statement of cash flows, or related notes to the financial statements and affected only the computation of net capital and aggregate indebtedness included in the supplemental schedules.

As a result of the revisions described above, liabilities increased by $175,000 and member's equity decreased by $175,000. In addition, net capital was reduced by $242,547 and aggregate indebtedness increased by $242,547 as a result of the affiliate guarantee discussed above.

As revised, the Company had negative net capital of $119,884 and a net capital deficiency of $152,314 as of December 31, 2025 under Rule 15c3-1 of the Securities Exchange Act of 1934. The net capital deficiency resulted from the recognition of the $175,000 AWC liability and the inclusion of the $242,547 affiliate guarantee in the computation of net capital and aggregate indebtedness. The Company subsequently addressed the deficiency as described in Note 9.

Management believes the revised financial statements and related regulatory schedules appropriately reflect the conditions existing as of December 31, 2025 and supersede the previously issued financial statements and related schedules.

Note 9. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through June 19, 2026, the date the financial statements were available for issuance.

TPEG Securities, LLC
Notes to Financial Statement
For the Year Ended December 31, 2025

Note 9. Subsequent Events, continued

In January 2026, a 25% equity ownership interest in the Company was assigned to a third party pursuant to a legal settlement. In accordance with the Company's operating agreement, the Company subsequently exercised its option to repurchase this interest on January 13, 2026 for an estimated fair value of $0. As a result, there was no change in the Company's ultimate ownership structure, capital accounts, operations, net capital, or financial position. In connection with this transaction, the Company has been informed by the Financial Industry Regulatory Authority that it is required to submit a Continuing Membership Application ("CMA"). The Company is in the process of preparing and submitting the CMA for regulatory review. At this time, the Company is unable to determine the outcome of this process or whether it will have any impact on the Company's operations or regulatory requirements. No adjustments have been made to the accompanying financial statements related to these matters.

The Company did not maintain the minimum net capital required under Rule 15c3-1 of the Securities Exchange Act of 1934 for the period from February 20, 2026 through March 16, 2026. The Company provided notice of this deficiency to the SEC and other regulatory authorities on March 16, 2026, as required by Rule 17a-11. The net capital deficiency was remedied on March 16, 2026, through a capital contribution of $40,000 from the Company's members. As a result, the Company restored compliance with the applicable net capital requirements as of that date.

In March 2026, the Settlement Agreement was amended to remove the Company as a party to the arrangement. As a result, the Company no longer has any involvement in or potential obligation related to the remaining settlement payments. This amendment is consistent with management's prior conclusion that the Company did not have a present obligation under the terms of the arrangement. No adjustments have been made to the accompanying financial statements as a result of this amendment.